1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
STEPHEN T. COHEN stephen.cohen@dechert.com +1 202 261 3304 Direct

March 28, 2022 VIA EDGAR Ashley Vroman-Lee Division of Investment Management Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-0504

Re:	RBC Funds Trust (the “Trust” or “Registrant”)
File Nos.: 333-111986; 811-21475

Dear Ms. Vroman-Lee:

We are writing in response to comments provided telephonically on March 9, 2022 with respect to Post-Effective Amendment No. 156 filed on Form N-1A on January 19, 2022 for the Trust under the Securities Act of 1933, as amended (“Securities Act”), and the Investment Company Act of 1940, as amended (“1940 Act”). The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf. Capitalized terms used but not defined in this letter have the meanings given to them in the Fund’s registration statement.

Comment 1.	Please provide the Fund’s completed fee table prior to effectiveness.

Response 1. The Fund’s completed fee table is attached hereto as Exhibit A.

Comment 2.

The prospectus (p. 35) states that the Fund is subject to a shareholder servicing fee of up to 0.15%, in addition to the 12b-1 fee. Please confirm that the shareholder servicing fee will be included in the Fund’s Fees and Expenses table.

Response 2.   The Trust confirms that the fees payable by the Class A and Class I shares of the Fund under the Servicing Plan are separate from the fees paid under the 12b-1 Plan and are included in the “Other Expenses” in the fee table.

Comment 3.	The third paragraph of the Fund’s Principal Investment Strategies section states that:

In determining whether an issuer is economically tied to China, the Sub-Advisor will consider whether the issuer: (i) has a class of securities whose principal securities market is in China; (ii) has its principal office in China; (iii) derives 50% or more of its total revenue or profit from goods produced, sales made or services provided in China; (iv) maintains 50% or more of its assets in China; or (v) is otherwise determined to be economically tied to China by the Sub-Advisor in its discretion.

Please revise the disclosure so that the Sub-Advisor does not have pure discretion to determine whether an issuer is economically tied to China. Please describe the criteria that will be used to determine whether an issuer is economically tied to China.

Response 3.   In response to the SEC staff’s comment, the Fund will include the following language to describe the criteria that will be used by the Sub-Adviser in determining whether an issuer is economically tied to China:

For example, the Sub-Advisor may use the classifications assigned by third parties, including an issuer’s “country of risk” as determined by Bloomberg or the classifications assigned to an issuer by the Fund’s benchmark index provider. These classifications are generally based on a number of criteria, including an issuer’s country of domicile, the primary stock exchange on which an issuer’s securities trade, the location from which the majority of an issuer’s revenue is derived, and an issuer’s reporting currency. Although the Sub-Advisor may rely on these classifications, it is not required to do so.

Comment 4.

The third paragraph of the Fund’s Principal Investment Strategies states that the Sub-Advisor can determine that an issuer is economically tied to China if the issuer has its principal office in China. We note that having a principal office in a country is not one of the criteria mentioned in the Adopting Release to Rule 35d-1. Please explain why having a principal office in China exposes the Fund to the economic fortunes and risks of China.

Response 4. In response to the SEC staff’s comment, the Fund will revise the language as follows:

In determining whether an issuer is economically tied to China, the Sub-Advisor will consider whether the issuer: … (ii) is organized under the laws of, or maintains its principal place of business in, China…

Comment 5.	Please confirm that the Fund’s derivative instruments will be valued based on market value for purposes of the Fund’s 80% policy (and not notional value).

Response 5. The Fund confirms that the valuation of the Fund’s derivatives investments will be based on market value for purposes of the Fund’s 80% policy.

Comment 6.	Disclose where appropriate how the Fund will approach relevant ESG proxy issues for its portfolio companies. Alternatively, explain why the Fund believes that such disclosure is not required.

Response 6.   The Fund does not believe such disclosure is required and the Fund will vote proxies in accordance with the proxy voting policy, which will be included as Appendix B to the Fund’s Statement of Additional Information.

Comment 7.	Since the Fund will be investing in a limited number of issuers, please consider adding a Focus Risk tile for the Fund.

Response 7.  The Fund believes that the risks associated with investing in a limited number of issuers are sufficiently disclosed in the Non-Diversified Fund Risk tile. Accordingly, the Fund respectfully declines to make any revisions in response to this comment.

Comment 8.	Please consider adding a Mid-Sized Company Risk tile for the Fund.

Response 8. The Fund has revised the disclosure accordingly.

Comment 9.	Please revise the disclosure in the Portfolio Management section of the prospectus to reflect the fact the Fund has two portfolio managers.

Response 9. The Fund has revised the disclosure accordingly.

Comment 10.

The Principal Investment Strategies disclosure provided in response to Item 9 of Form N-1A is identical to the disclosure provided in response to Item 4 of Form N-1A. Please consider revising the disclosure to reflect the fact that the disclosure provided in response to Item 4 should be a summary of the more robust disclosure provided in response to Item 9.

Response 10. The Fund has revised the Principal Investment Strategies disclosure provided in response to Item 4 accordingly.

* * * * *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (202) 261-3304. Thank you.

Sincerely,

/s/ Stephen T. Cohen Stephen T. Cohen

Exhibit A

Fees and Expenses of the Fund

	Class A	Class I	Class R6
Shareholder Fees (fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a % of offering price)	5.75%	None	None
Maximum Deferred Sales Charge (Load) (as a % of offering or sales price, whichever is less)	None[1]	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.80%	0.80%	0.80%
Distribution and Service (12b-1) Fee	0.25%	None	None
Other Expenses[2]	2.42%	2.24%	2.26%
Total Annual Fund Operating Expenses	3.47%	3.04%	3.06%
Fee Waiver and/or Expense Reimbursement[3]	(2.17)%	(1.99)%	(2.06)%
Total Annual Fund Operating Expenses after Fee Waiver and/or Expense Reimbursement	1.30%	1.05%	1.00%

1

A 1.00% Contingent Deferred Sales Charge (“CDSC”) is imposed on redemptions of Class A shares made within 12 months of a purchase of $1 million or more of Class A shares on which no front-end sales charge was paid.

2	“Other Expenses” are based on estimated amounts for the current fiscal year.

3

The Advisor has contractually agreed to waive fees and/or pay operating expenses in order to limit the Fund’s total expenses (excluding brokerage and other investment-related costs, interest, taxes, dues, fees and other charges of governments and their agencies, extraordinary expenses such as litigation and indemnification, other expenses not incurred in the ordinary course of the Fund’s business and acquired fund fees and expenses) to 1.30% of the Fund’s average daily net assets for Class A shares, 1.05% for Class I shares and 1.00% for Class R6 shares. This expense limitation agreement is in place until July 31, 2023 and may not be terminated by the Advisor prior to that date. The expense limitation agreement may be revised or terminated by the Fund’s board of trustees if the board consents to a revision or termination as being in the best interests of the Fund. The Advisor is entitled to recoup from the Fund or class the fees and/or operating expenses previously waived or reimbursed for a period of 3 years from the date of such waiver or reimbursement, provided that such recoupment does not cause the Fund’s expense ratio (after the repayment is taken into account) to exceed the lesser of: (i) the Fund’s expense limitation at the time of the waiver or reimbursement and (ii) the Fund’s expense limitation at the time of recoupment.